NO ACT

P.E. 01/30/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14005271

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-30-14

Frances S. Chang
PG&E Corporation
frances.chang@pge.com

Re: PG&E Corporation

Dear Ms. Chang:

This is in regard to your letter dated January 30, 2014 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund for inclusion in PG&E's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that PG&E therefore withdraws its January 10, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Jennifer O'Dell
Laborers' International Union of North America
jodell@liuna.org



Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

January 30, 2014

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Withdrawal of No-Action Letter Request Regarding Proposal from Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

In a letter dated January 10, 2014, PG&E Corporation requested concurrence from the staff of the Division of Corporation Finance of the Commission (the Staff) that PG&E Corporation had grounds to exclude under SEC Rule 14a-8 a shareholder proposal (the Proposal) submitted by the Massachusetts Laborers' Pension Fund (the Fund) for inclusion in PG&E Corporation's proxy materials relating to the 2014 annual meeting of shareholders.

On January 30, 2014, we received a signed letter from the Fund, indicating that the Fund is withdrawing the Proposal. The Fund's letter is attached as Exhibit A. In light of this development, PG&E Corporation formally withdraws the January 10, 2014 request for a No-Action Letter regarding the Proposal.

If you have any questions regarding this letter or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,

Frances S. Chang

Attachments: Exhibit A

cc: Linda Y.H. Cheng, PG&E Corporation
Barry McAnarney, Massachusetts Laborers' Pension Fund
Jennifer O'Dell, LiUNA (jodell@liuna.org)

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 30, 2014

Via Facsimile
415-973-8719

Ms. Linda Y.H. Cheng
Corporate Secretary and VP Corporate Governance
PG&E Corporation
77 Beale Street
San Francisco, CA 94177

Dear Ms. Cheng:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal submitted by the Fund for inclusion in the PG&E proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

If you have any further questions please contact Ms. Jennifer O'Dell, Assistant Director of Corporate Affairs for LiUNA at (202) 294-2359 or via email at jodell@liuna.org.

Sincerely,



Barry McAnarney
Executive Director

BCM/gdo



Pacific Gas and Electric Company

Frances Chang
Attorney
Law Department

77 Beale Street
P. O. Box 7442, Mailcode B30A
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
Email: Frances.Chang@pge.com

January 10, 2014

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Exclude Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling—Proposal from Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude all or portions of a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2014 Annual Meeting of Shareholders (the 2014 Proxy Materials) for the following reasons:

- Rule 14a-8(i)(6) because PG&E Corporation would lack the power or authority to implement the Proposal, if adopted;
- Rule 14a08(i)(7) because the Proposal relates to ordinary business operations; and
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

The Proposal was submitted by the Massachusetts Laborers' Pension Fund (the Fund or Proponent) on November 18, 2013. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2014 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to exclude the Proposal from its 2014 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2014 Proxy Materials with the Commission.

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal from the Proponent on November 18, 2013. The "resolved" clause reads as follows:

> **Resolved:** Shareholders request that PG&E Corporation ("PG&E" or "the Company") establish a Risk Oversight Committee of the Board of Directors.

Neither the "resolved" clause nor the supporting statement describes the specific duties or attributes of the proposed Risk Oversight Committee.

While not dispositive, the supporting statement does provide some clues as to what responsibilities might be undertaken by this Risk Oversight Committee. For example, the supporting statement criticizes the fact that the Audit Committee's responsibilities include "advising and assisting the board with 'Guidelines and policies for managing and assessing major risks, and, to the extent that any aspect of risk assessment and management is delegated to another Board committee, review of processes by which such risk assessment and management are undertaken.'" That might suggest that the Risk Oversight Committee's charter should include this particular responsibility.

The supporting statement also suggests that the purpose of establishing a new Risk Oversight Committee would be to (1) foster an integrated, enterprise-wise approach to identifying and managing risk, and focus on the "big picture," (2) provide an impetus toward improving the quality of risk reporting and monitoring, (3) provide support for risk management executives by increasing the board's focus on resource allocation, (4) relieve existing committees from their current non-core "risk-related" responsibilities, and (5) provide oversight for risks related to cyber-attack, severe weather, age and condition of information technology assets, operation and decommissioning of nuclear power plants, damage to the company's reputation and potential penalties and liabilities related to the San Bruno incident, and compliance. That might suggest that the Risk Oversight Committee's charter should include pursuit of these particular goals.

A copy of the Proposal and accompanying correspondence is included as Exhibit A.

B. PG&E Corporation Oversight of Risk Management

---

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

PG&E Corporation recently has extensively researched and restructured the manner in which it identifies, assesses, and manages risks. These efforts followed an explosion in a gas transmission pipeline that was operated by Pacific Gas and Electric Company, a subsidiary of PG&E Corporation. The explosion occurred on September 9, 2010, in San Bruno, CA, and resulted in fire, casualties, injury, and damage to property (the San Bruno Accident).

A description of this risk management structure is included in PG&E Corporation's 2013 proxy statement, and an excerpt of that disclosure is included as Exhibit B. The description details the company's board-level governance structure, and also discusses management's specific risk management governance and activities, how the results of those activities are reported up to the Board and its committees, and how the results are factored into PG&E Corporation's integrated planning processes.

C. Communications with Proponent

On December 9, 2013, representatives of PG&E Corporation and the Fund discussed the structure of PG&E Corporation's board-level and management-level governance for oversight of risk management activities, as well as the New York Stock Exchange (NYSE) listing standards that place certain oversight responsibilities with PG&E Corporation's Audit Committee. The PG&E Corporation and Fund representatives plan to have one or more follow-up discussions regarding these matters. While PG&E Corporation hopes that these discussions will lead to a withdrawal of the Proposal, PG&E Corporation is submitting this request for a No-Action Letter, in the event the parties will not be able to reach an agreement.

PG&E Corporation will promptly notify the Staff if the Fund informs PG&E Corporation that it will withdraw the Proposal.

II. REASONS FOR EXCLUSION

A. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a company has grounds to exclude a shareholder proposal if it would lack the power or authority to implement the proposal.

PG&E Corporation interprets the Proposal to require that PG&E Corporation transfer the following responsibility from the Audit Committee to the new Risk Oversight Committee: advising and assisting the Boards with respect to "*guidelines and policies for managing and assessing major risks, and, to the extent that any aspect of risk assessment and management is delegated to another Board committee, review of processes by which such risk assessment and management are undertaken*" (emphasis added).

PG&E Corporation's common stock is listed on the NYSE. The NYSE is regulated by the Commission, and the Commission approves the NYSE's regulations, including those that pertain to listed companies. Section 303A.07(b)(iii)(D) of the NYSE Listed Company Manual requires that a listed company's audit committee "discuss policies with respect to risk assessment and risk management." Commentary to this requirement provides additional insight:

> Commentary: While it is the job of the CEO and senior management to assess and manage the listed company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the listed company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee" (emphasis added).

PG&E Corporation committed to following the NYSE listing standards when it applied for and accepted the listing of its common stock on the NYSE. It is my belief that PG&E Corporation may not reallocate this responsibility to a new Risk Oversight Committee without risk of censure, fines, or even the delisting of PG&E Corporation common stock. The Staff previously has agreed that a company could exclude a proposal that conflicted with NYSE listing standards, on the grounds that the Proposal was impossible to implement. *See* No-Action Letter (NAL) for *3M Company* (avail Mar. 19, 2007) (proposal, if adopted, would have required company to violate NYSE listing standard requirements that a majority of the board be comprised of independent directors, and the company could not ensure that it could follow the terms of the proposal).

Implementation of this change to the Audit Committee charter and duties would cause PG&E Corporation to violate the NYSE listing standards, and therefore, be impossible to implement. PG&E Corporation believes this Proposal may be excluded pursuant to Rule 14a-8(i)(6).

B. Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be excluded from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the 1998 Release), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations."

> The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of the workplace, decisions on production quality and quantity, and the retention of

> suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples include proposals that involve intricate detail or establish specific time-frames for response.

PG&E Corporation believes the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

1. The Proposal Inappropriately Probes into Intricate Details Regarding the Allocation of Duties Among Committees of the Board and how PG&E Chooses to Oversee Management of Its Risk, and Attempts to Micro-manage PG&E Corporation.

In the past, the Staff has provided for the exclusion of proposals that sought to micro-manage the corporation. *See, e.g.,* NAL for *Ford Motor Company* (avail. Jan. 31, 2011) (proposal sought to micro-manage company by establishing specific pricing for spare tire mounting hardware that was provided to purchasers of new cars).

The area of board-level oversight for risk management governance has been carefully considered by PG&E Corporation for various reasons.

- In recent years, there have been significant developments in both the regulation of, and best practices concerning, the requirements imposed on board committees, including whether committees are mandatory, who should be on the committees, and what responsibilities are assigned to the committees. There also have been additional regulations regarding the independence and qualifications board members generally, and required disclosures regarding the specific qualities or skills that are expected from directors in general, as well as the specific experience, qualifications, attributes, or skills that led to the conclusion that each individual nominee should serve as a director.

- In the wake of the San Bruno Accident, PG&E Corporation has received input regarding its risk management processes from governmental entities and their representatives, including the U.S. National Transportation Safety Board and the Independent Review Panel formed by the California Public Utilities Commission to investigate the San Bruno Accident. PG&E Corporation also has independently sought outside expert advice regarding its risk management processes, with a goal of adopting "best in class" practices.

PG&E Corporation's current Board-level structure for oversight of risk management takes into account the issues listed above, as well as the composition of the company's

Board of Directors, the relative Board-related work load of each director, the nature of various management–level risk management procedures and bodies, and the potential impact on staffing and resource allocation at the Board, management, and operational levels.

Given the various factors that must be considered when developing and assigning directors to the various roles in a Board-level governance structure, and the external and internal factors that affect risk management at PG&E Corporation in particular in light of the San Bruno Accident, PG&E Corporation believes that the Proposal's requirements probe too deeply into details and areas over which shareholders cannot be expected to be able to make an informed judgment.

In fact, the report cited by the Proponent specifically states that a new risk committee is not a panacea for enhancing risk governance, and the report cites the same types of issues that PG&E Corporation presents above, i.e., a company must consider the impact of a new "risk committee" on both the overall structure of board-level governance and the need to take into account details regarding the actual risk management processes in place at a company. [2] That report specifically states that "whether to establish a separate risk committee is a facts-and-circumstances decision based on many factors."

In summary, decisions regarding how PG&E Corporation allocates risk management oversight responsibilities among the Board and management are intricate, especially at a company whose risk management processes are the subject of numerous regulatory bodies' oversight, reports, and recommendations. The Proposal's details regarding a new Risk Oversight Committee and the attendant implementation details probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. For these reasons, PG&E Corporation believes that the Proposal pertains to ordinary business matters, and attempts to inappropriately micro-manage the company.

---

[2] *Should Your Board Have a Separate Risk Committee?*, posted by Matteo Tonello, The Conference Board, on February 12, 2012 (http://blogs.law.harvard.edu/corpgov/2012/02/12/should-your-board-have-a-separate-risk-committee). More specifically, the report cites the following considerations:

- "Without a sufficient number of independent directors who possess deep knowledge and experience in dealing with the industry and its critical risks, a risk committee will lack effectiveness.
- A risk committee cannot cover any gaps in the company's risk management process and is highly dependent upon the quality of inputs to and outputs from that process and information and insights from external sources.
- Redundant activity can arise as risk management issues are considered through the work of other board committees.
- Most board members serve on several committees already; therefore, adding one more committee can dilute the board's focus. . . .
- [I]t is important to consider the extent to which risks are already inherent in the scope of each standing committee's activities as set forth in the respective committee charter."

2. The Proposal's Subject Matter Supports Exclusion.

For the reasons cited in Section II.B.1, PG&E Corporation also believes that decisions regarding how PG&E Corporation allocates risk management oversight responsibilities among the Board and management should not be placed in the hands of shareholders, who cannot, as a practical matter, oversee such matters effectively.

PG&E Corporation acknowledges the Staff's general position that the board's role in the oversight of a company's management of risk is a significant social policy matter regarding the governance of the corporation. Staff Legal Bulletin 14E, Item B (Oct. 27, 2009). In practice, the Staff has applied this principle such that, if a risk-related proposal's "underlying subject matter" is not limited to a significant social policy issue but, rather, also broadly addresses ordinary business matters, the proposal will be excludable. *See, e.g.*, NAL for *Sempra Energy* (avail. Jan 12, 2012, reconsideration denied Jan. 23, 2012) (proposal requested an independent oversight review of the company's management or risks posed by the company's operations in certain countries).

Here, however, the Proposal's nexus to "risk management" is different than that considered in prior NALs. The Proposal implicates the details of the structure – not substance – of how PG&E Corporation manages risk, as opposed to discussing the broader issue of how the company manages risk in specific substantive policy areas. The details regarding where to allocate specific board-level responsibilities, as well as how to deploy the resources and expertise of its directors, should not be, in and of itself, a "significant social policy risk" issue as contemplated by the Commission.

However, even if the Staff were to determine that the Proposal focuses on the "significant social policy issue" of "risk management," the Proposal still would be excludable because it seeks to micro-manage the company (*see* discussion above in Section II.B.1). In the past, the Staff has agreed that companies may exclude proposals that focus on a significant social policy issue, but nevertheless intruded too deeply into aspects of the day-to-day management of the company. *See, e.g.,* NALs for *PetSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that suppliers certify they had not violated certain acts or laws relating to animal cruelty, and the Staff permitted exclusion because, although the humane treatment of animals is a significant social policy issue, the Staff noted that the scope of the laws covered by the proposal is fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping); and *JP Morgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested policy barring future financing of companies engaged in a particular practice that impacted the environment, and the Staff permitted exclusion because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

For these reasons, PG&E Corporation believes the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

C. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits an issuer to exclude a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* SEC Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34-20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)).

PG&E Corporation interprets the Proposal to require (1) transfer of certain risk management oversight duties from the Audit Committee to a new Risk Oversight Committee (which is excludable as discussed in Section II.A, above) and (2) establishment of a new Risk Oversight Committee with the following objectives:

- Foster an integrated, enterprise-wise approach to identifying and managing risk, and focus on the "big picture."
- Provide an impetus toward improving the quality of risk reporting and monitoring.
- Provide support for risk management executives with respect to resource allocation.
- Relieve existing committees from their current non-core "risk-related" responsibilities.
- Provide oversight for risks related to cyber-attack, severe weather, age and condition of information technology assets, operation and decommissioning of nuclear power plants, damage to the company's reputation and potential penalties and liabilities related to the San Bruno incident, and compliance.

Although PG&E Corporation does not currently have a separate Board-level Risk Oversight Committee, PG&E Corporation's current governance structure for risk management activities addresses all of the assumed objectives listed above. Note that these responsibilities are not always assigned to solely one committee of the Board, but instead are implemented through a set of practices, policies, and procedures which, together, provide an integrated, rigorous approach to risk management.

- *<u>Element 1</u>: Foster an integrated, enterprise-wide approach to identifying and managing risk, and focus on the "big picture."*

Several aspects of governance over risk management establish and support PG&E Corporation's existing integrated, enterprise-wide approach to identifying and managing risk.

- PG&E Corporation already has an integrated planning process that considers risks. The Board receives reports regarding the process and its results.

- Risks are investigated both under a Board-directed review process and also a "bottoms-up" approach that that provides an additional avenue for early identification of potentially significant risks, while still providing that any such significant risks also are reported up to the Board if and when appropriate. These aspects are described further below.

- Oversight of risk management already is an acknowledged responsibility of the Board of Directors (as described in Exhibit B), which inherently provides a "big-picture" perspective. The Board, acting on its own and through its committees, allocates responsibility for Board-level oversight of specific risk management areas to various Board committees, consistent with their substantive scope, and has reviewed this allocation at least annually since 2009.

- The Board and its committees (1) review the results of management's Enterprise and Operational Risk Management (EORM) program, which is an avenue for identifying and evaluating potential risks facing the enterprise as a whole, and (2) then nominate specific enterprise risks for Board-level oversight.

- The Board has established a management-level PG&E Corporation Risk Management Policy Committee (RPC). The RPC's duties include assisting with Board-level efforts to use safety and risk analysis in the budget and planning process. (The RPC's Charter and PG&E Corporation's Risk Management Policy Statement are included as Exhibit C.)

- Each "line of business" (LOB) within the company has its own "LOB Risk Committee," which reviews major operational and safety risks within that LOB, and then reviews its risks with the entire senior management team, as part of the PG&E Corporation's overall integrated planning process. (See Exhibit B.) The results of the integrated planning process are also reported to the Board.

- *Element 2: Provide an impetus toward improving the quality of risk reporting and monitoring.*

The PG&E Corporation Board and many of its committees receive regular reports from management regarding risks facing PG&E Corporation. Many of these reports discuss individual risks, including how management measures the risks. The Board and its committees also look at operating metrics related to the various risks reviewed by the Board. This process of continuous reporting to the Board and its committees regarding risks and associated measures and metrics focuses management's efforts on continuously improving the quality of risk data. This in turn focuses the company on improving the quality of risk reporting and monitoring.

- Element 3: *Provide support for risk management executives with respect to resource allocation.*

  The first step in PG&E Corporation's integrated planning process (which is discussed in Exhibit B) considers corporate risk and compliance issues facing the company. Risk continues to be considered in subsequent steps, throughout the remainder of the integrated planning process, including activities to assess and develop strategic plans and the allocation of resources for these efforts.

- Element 4: *Relieve existing committees from their current non-core "risk-related" responsibilities.*

  Any "risk-related" responsibilities already are tied to each Board committee's substantive "core responsibilities."

  - As noted in Exhibit B, the governance structure for risk oversight generally assigns Board-level risk oversight responsibilities to the committees that are responsible for the underlying subject area.

  - Responsibility for risk management guidelines and policies generally is assigned to the Audit Committee by the NYSE listing standards, and therefore such oversight is a "core responsibility" of the Audit Committee.

- Element 5: *Provide oversight for risks related to cyber-attack, severe weather, age and condition of information technology assets, operation and decommissioning of nuclear power plants, damage to the company's reputation and potential penalties and liabilities related to the San Bruno incident, and compliance.*

  To the extent that each of these risks has been identified by existing risk management processes as warranting Board-level review, each already has been assigned to the specific Board committee that has responsibility for that subject area. For example, reputational risk is overseen by the Public Policy Committee, as part of the Committee's general responsibility for public policy and corporate responsibility issues. (*See* Exhibit D for the Public Policy Committee Charter.) Compliance risk is overseen by the Audit Committee. (*See* Exhibit E for the Audit Committee Charter.) The Audit Committee also may assign responsibility for the other risks named above to, for example, the Nuclear, Operations, and Safety ("NOS") Committee (see Exhibit F for the NOS Committee charter) or the Finance Committee (see Exhibit G for the Finance Committee charter).

For the reasons discussed above, PG&E Corporation believes its current structure for Board-level and management-level oversight of risk management already accomplishes the presumed objectives of the proposed Risk Oversight Committee, and that a new committee formed for this purpose would be inappropriate and duplicative.

The Proposal has been substantially implemented by PG&E Corporation, and thus may be excluded from the 2014 Proxy Materials as provided in Rule 14a-8(i)(10).

III. CONCLUSION

As discussed above, we believe that the Proposal is excludable from PG&E Corporation's 2014 Proxy Materials under Rule 14a-8(i)(6), Rule 14a-8(i)(7), and Rule 14a-8(i)(10). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2014 Proxy Materials in reliance on the aforementioned rules.

We would appreciate a response from Staff by February 28, 2014, to provide PG&E Corporation with sufficient time to finalize and print its 2014 Proxy Materials.

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,



Frances S. Chang

Attachments: Exhibits A-G

cc: Linda Y.H. Cheng, PG&E Corporation
Barry McAnarney, Massachusetts Laborers' Pension Fund
Jennifer O'Dell, LiUNA (jodell@liuna.org)

Exhibit A

MASSACHUSETTS LABORERS' BENEFIT FUNDS
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201
Tel: 781.272.1000 Fax: 781.238.0717

Fax

To:	Ms. Linda Y. H. Cheng	**From:**	Barry C. McAnarney, Executive Director
Company:	PG&E Corporation		Massachusetts Laborers' Benefit Funds
		Pages:	6 including cover page
Phone:	415-973-8719	**Date:**	11/18/13
Re:		**cc:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

If you should have any problems receiving this transmission, please contact Gayle Otis, Ext. 534

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 18, 2013

Via Facsimile
415-973-8719

Ms. Linda Y.H. Cheng
Corporate Secretary and VP Corporate Governance
PG&E Corporation
77 Beale Street
San Francisco, CA 94177

Dear Ms. Cheng:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 750 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

As you are no doubt aware, large financial corporations are mandated to have a separate risk committee after the passage of the Dodd-Frank Act of 2010. These risk committees are responsible for the oversight of enterprise risk management practices of the Company supervised by the rest of the Board of directors. This committee must be comprised of entirely independent directors and also include at least one member that is a management risk expert having experience in identifying, assessing and managing risk of large complex firms. The idea behind

Exhibit A

this mandate is to focus director attention on the company's most critical risk and risk management capabilities. It also allows other committees of the board to focus their time and energy on their individual areas of expertise. We believe that such a large complex business enterprise as PG&E could benefit from a similar committee of the board.

While our audit committee is tasked to, "Discuss this corporation's guidelines and policies that govern the processes by which major risks are assessed and managed", it is also tasked with 24 other major and specific tasks as spelled out by our company's audit committee charter.[1] Having a risk committee that can focus on corporate enterprise risk is essential to protecting the long-term health of our company.

The Company has acknowledged on its most recent 10-K and annual report that it is subject to a number of risks relating to legal, regulatory, environmental and financial matters. Some of the more apparent risks the Company has faced recently include the accident at San Bruno. According to recent press, the CPUC has currently proposed a $2.25 billion penalty against PG&E for the 2010 San Bruno pipeline explosion. The penalty includes a $300 million fine to be paid to the state.[2] The balance of the penalty would be for pipeline repair costs that PG&E would not be allowed to pass on the customers. PG&E has agreed to pay $565 million in settlements to about 500 San Bruno explosion victims.[3]

In addition, on November 5, 2013, the California Public Utilities Commission fined PG&E $8.1 million for "substandard inspections of 224 welds on a dozen pipelines during a testing and replacement program that PG&E began after the San Bruno explosion of 2010 that killed eight people."[4] The fine is for PG&E's failure to file paperwork immediately with the CPUC when it learned of the substandard inspections.[5]

The tragedy at San Bruno has raised concerns about other possible risks in our transmission pipelines. In October of this year, a San Mateo County judge ordered PG&E to shut down a 3.8 mile long natural-gas transmission pipeline running through San Carlos, CA "after city officials obtained a company e-mail that raised doubts about

---

[1] http://www.pgecorp.com/aboutus/corp_gov/acc.shtml

[2] David R. Baker, "PG&E takes bigger hit under new plan," *The San Francisco Chronicle*, July 24, 2013. And http://www.cpuc.ca.gov/PUC/sanbrunoreport.htm.

[3] Sudhin Thanawala, "Utility: Claims from Calif. gas line blast $565m," *Santa Monica Daily Press*, September 11, 2013.

[4] Jaxon Van Derbeken, "PG&E must pay $8.1 million fine," *The San Francisco Chronicle*, November 6, 2013.

[5] Jaxon Van Derbeken, "Commissioner: Fine PG&E $17.2 million," *The San Francisco Chronicle*, November 5, 2013.

Exhibit A

the line's integrity and asked whether the utility was "'sitting on another San Bruno situation.'"[6] The pipeline was shut down for 15 days.

In addition to safety and legal risks, PG&E has placed their application at the Nuclear Regulatory Commission to renew the operating licenses for the two operating units at Diablo Canyon on hold as they assess the costs of state and federal retrofitting requirements. The study of earthquake faults around the plant are underway, the results of which could trigger costly earthquake retrofitting that would be required by the NRC.[7] Also there are mandated changes needed to the plants cooling system required by the state. Proposed retrofits to the cooling system could cost up to $12 billion.[8] We are also aware that PG&E has approximately 14 projects seeking approval at the Federal Energy Regulatory Commission.[9]

These are just a few examples of why we believe that long-term shareholders and other stakeholders would benefit from a board committee that is completely dedicated to the oversight of enterprise risk. We are including these comments with the shareholder proposal because we wanted to add additional information and background regarding our concerns. Our goal here as shareholders is to open a discussion on these issues with you in order to get a better understanding of our Company's current risk management program and its thoughts regarding the establishment of a separate risk management committee.

We would ask that the appropriate people contact us at your earliest convenience to set up a discussion or meeting regarding these important issue. Please contact Ms. Jennifer O'Dell, Assistant Director of Corporate Affairs for LiUNA at (202) 294-2359 or via email at jodell@liuna.org so that we may find a mutually agreeable time and place for our meeting. Thank you in advance for your attention to this extremely important issue of governance reform.

Sincerely,



Barry McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

[6] Jaxon Van Derbeken, "Judge orders PG&E to shut gas line," *The San Francisco Chronicle*, October 5, 2013.
[7] David Sneed, "PG&E decision on Diablo relicensing could hinge on seismic retrofit," *The San Luis Obispo Tribune*, October 15, 2013.
[8] "Diablo Canyon plant weighs cooling system change," *The Associated Press State & Local Wire*, November 3, 2013.
[9] http://www.ferc.gov/for-citizens/projectsearch/SearchProjects.aspx?Region=Southwest

Exhibit A

Resolved: Shareholders request that PG&E Corporation ("PG&E" or "the Company") establish a Risk Oversight Committee of the Board of Directors.

Supporting Statement

According to an article published by the Harvard Law School Forum on Corporate Governance and Financial Regulation,

> A risk committee fosters an integrated, enterprise-wide approach to identifying and managing risk and provides an impetus toward improving the quality of risk reporting and monitoring, both for management and the board. This approach can assist the board in focusing on the "big picture." A risk committee can also provide greater support for company executives who are given broad risk management responsibilities, resulting in a stronger focus at the board level on the adequacy of resources allocated to risk management. Finally, it allows the audit committee and other board committees to focus on their respective core responsibilities.[1]

In Staff Legal Bulletin No. 14E (Oct. 27, 2009) the Division of Corporation Finance of the Securities and Exchange Commission stated: "[W]e have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders." The Staff continued:

> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

A review of the Company's most recent Form 10-K clearly demonstrates the significant number of risk factors potentially affecting PG&E and thus its shareholders. The Company notes it is exposed to risks of a cyber-attack, severe weather, the age and condition of information technology assets, the operation and decommissioning of the Utility's [Pacific Gas and Electric Company's] nuclear power plants, and damage to the Company's reputation and potential penalties and liabilities related to the San Bruno incident. The Company's 2012 Annual Report, incorporated by reference into its 2013 10-K, states:

> PG&E Corporation's and the Utility's reputations have been significantly affected by the negative publicity surrounding the San Bruno accident, the related investigations and civil litigation, and the various reports the Utility has submitted to the CPUC [California Public Utilities Commission] to disclose noncompliance with applicable regulations.

[1] http://blogs.law.harvard.edu/corpgov/2012/02/12/should-your-board-have-a-separate-risk-committee/

Exhibit A

PG&E has chosen not to establish a separate Board Risk Oversight Committee. Instead, PG&E's Audit Committee is responsible for advising and assisting the board with "Guidelines and policies for managing and assessing major risks, and, to the extent that any aspect of risk assessment and management is delegated to another Board committee, review of processes by which such risk assessment and management are undertaken." Given the importance of risk management the Company should establish a separate Board Risk Oversight Committee, especially given the numerous other and important responsibilities of the Audit Committee.

Exhibit B

Excerpt from 2013 PG&E Corporation and Pacific Gas and Electric Company Joint Proxy Statement (March 25, 2013)

Risk Management

As part of their oversight functions, the PG&E Corporation and Utility Boards generally oversee the companies' risk management policies and programs. Oversight for specific risk categories is allocated to various Board committees, consistent with the substantive scope of each committee's charter. Each such committee provides a report of its activities to the applicable Board.

Management has the day-to-day responsibility for assessing and managing PG&E Corporation's and the Utility's exposure to various risks.

As described below, the risk management governance structures also allow risks to be investigated both under a Board-directed review process and also from a "bottoms-up" approach that allows operational experts to add their knowledge and identify emerging issues for the companies.

Board-Level Duties

The Boards and their respective committees have specific oversight responsibility for risk management in the following areas:

- The Boards evaluate risks associated with major investments and strategic initiatives, with assistance from the PG&E Corporation Finance Committee.
- The Boards oversee the implementation and effectiveness of the overall legal compliance and ethics programs, with assistance from the PG&E Corporation and Utility Audit Committees.
- Each company's Audit Committee discusses the guidelines and policies that govern the processes for assessing and managing major risks (including the Enterprise and Operational Risk Management ("EORM") program that is discussed in more detail below), allocates to other Board committees the specific responsibility to oversee identified enterprise risks, generally oversees regulatory and legal compliance risks, and considers risk issues associated with overall financial reporting and disclosure processes.
- The PG&E Corporation Finance Committee discusses risk exposures related to energy procurement, including energy commodities and derivatives, and other enterprise risks, as assigned by the Audit Committees.
- The PG&E Corporation Nuclear, Operations, and Safety Committee discusses risks related to the safety of the Utility's nuclear, electric, gas, and other operations and facilities, and oversees other enterprise risks, as assigned by the Audit Committees.
- The PG&E Corporation Compensation Committee oversees potential risks arising from the companies' compensation policies and practices.

Other risk oversight responsibilities also have been allocated, consistent with the overall substantive scope and duties of each Board and their respective committees.

This allocation of Board-level risk oversight was last reviewed by the PG&E Corporation and Utility Audit Committees in November 2012.

The Boards' role in risk oversight has had no significant effect on either Board's leadership structure.

Management-Level Duties

Management has day-to-day responsibility for assessing and managing PG&E Corporation's and the Utility's exposure to various risks. With respect to supporting the Board's oversight activities:

- Management provides various reports to the Boards and their respective committees regarding different elements of corporate risk management programs and activities, as requested by the Boards and the committees.

- The companies' EORM program identifies and evaluates potential risks facing the enterprise, and nominates specific enterprise risks for Board-level oversight. EORM is conducted under the supervision of the PG&E Corporation Risk Policy Committee (which was established by the PG&E Corporation Board) and the Utility Risk Management Committee. The EORM program as a whole is overseen by the PG&E Corporation and Utility Audit Committees, which assign Board-level responsibility for oversight of specific enterprise risks to committees of either company's Board.

- Each line of business ("LOB") within the companies has its own risk and compliance committee. These LOB committees review all major operational and safety risks within that LOB, including public safety, review and approve risks analysis and mitigation strategies, and track mitigation progress. Each LOB risk and compliance committee is led by a senior officer and must include at least one appointed risk manager. All LOBs will review their risks with the entire senior management team in 2013 as part of the companies' integrated planning process, and plan to continue to do so thereafter on an annual basis.

- PG&E Corporation and the Utility each have a Chief Risk and Audit Officer who functionally reports to the PG&E Corporation and Utility Audit Committees.

Exhibit C

Risk Management Policy Statement and Risk Policy Committee

**RESOLUTION OF THE
BOARD OF DIRECTORS OF
PG&E CORPORATION**

December 6, 2011

WHEREAS, consistent with Board of Directors and management oversight of the processes by which PG&E Corporation (the "Corporation") and its subsidiaries and controlled affiliates (together, "PG&E") organizes, prioritizes, supports, evaluates, and implements PG&E's risk management activities, and in alignment with the recommendations of the California Public Utilities Commission's Independent Review Panel, the Board of Directors believes that it is in the best interests of the Corporation to expand the scope of its Risk Management Policy Statement and to restate the described composition and duties of the Risk Policy Committee to reflect an enhanced focus on public safety, operations, and the integrity of the risk management process, as described below;

NOW, THEREFORE, BE IT RESOLVED that the following policy statement ("Risk Management Policy Statement") is hereby authorized and approved to replace the Risk Management Policy Statement last approved by this Board on April 18, 2001:

> PG&E Corporation recognizes that the actions and activities of the Corporation and its subsidiaries and controlled affiliates (together, PG&E) may pose risks to customers, shareholders, employees, and the general public. Such risks may affect, among other things, public and employee health and safety, the price and reliability of utility service, the communities in which PG&E operates, and the financial condition and reputation of PG&E.
>
> Although no risk management process can eliminate all risks, PG&E is committed to the identification, assessment, and mitigation of material risks created by PG&E, and continuous improvement of PG&E's risk management processes.

BE IT FURTHER RESOLVED that the Risk Policy Committee (the "RP Committee") will continue to consist of such officers of PG&E as may be appointed by the PG&E Corporation Chief Executive Officer, and that the PG&E Corporation Chief Executive Officer shall act as the RP Committee's chair or designate one of the RP Committee members as its chair, and shall designate the RP Committee's voting and non-voting members; and

BE IT FURTHER RESOLVED that the RP Committee shall provide management-level oversight for PG&E's risk management activities, which may include, without limitation, reviewing and directing implementation of PG&E procedures and practices used to identify, assess, prioritize, and mitigate the most significant risks to PG&E that are identified through the corporation's enterprise risk management program and selected in consultation with this Board of Directors, the Board of Directors of Pacific Gas and Electric Company (the "Utility"), and their respective committees, as applicable; and

BE IT FURTHER RESOLVED that the RP Committee shall assist this Board of Directors, the Board of Directors of the Utility, and their respective committees, as applicable, in their review of PG&E's risk management activities, including, as appropriate:

- review of the Corporation's safety (including public and employee safety) and compliance culture,
- safety practices and continuous improvement in operational performance,
- the quality of the risk and safety assessment and management process and the effectiveness of senior management involvement in this process,
- the use of safety and risk analysis in the budget and planning process,
- implementation of specific risk mitigation plans, and
- the impact of compensation systems in creating a culture of safety and of discouraging inappropriate risk-taking behavior; and

BE IT FURTHER RESOLVED that the RP Committee shall be responsible for adopting and approving PG&E's risk management policies relating to the use of derivative instruments and other agreements to manage risk associated with interest rate, currencies, credit, and commodities (including responsibility for adopting and approving overall exposure limits for PG&E, including permitted shifts of limits between subsidiaries or affiliates and approval of specific limits, if any, for new or existing products); and

BE IT FURTHER RESOLVED that, with respect to risk management policies and practices relating to the use of derivative instruments and other agreements to manage risk associated with interest rate, currency, credit, and energy commodity prices, the PG&E Corporation Chief Risk Officer shall be responsible for (1) monitoring, ensuring, and reporting compliance with policies and limits approved by the RP Committee, (2) providing operational oversight over all of PG&E's market and credit risk management activities, and (3) reporting periodically to the RP Committee on such matters; and

BE IT FURTHER RESOLVED that the Chief Risk Officer of PG&E Corporation shall report at least annually to the Finance Committee of this Board of Directors on the PG&E's risk management activities associated with non-operational matters, such as those related to interest rate, currency, credit, and energy commodity prices, and shall report at least annually to the Nuclear, Operations, and Safety Committee of this Board of Directors on PG&E's risk management activities associated with operational matters; and

BE IT FURTHER RESOLVED that the RP Committee is authorized to establish one or more subcommittees vested with any authority held by the RP Committee and shall establish appropriate charters and procedures for the operation of any such subcommittees, and that the PG&E Corporation Chief Executive Officer shall designate the chair of each such subcommittee; and

BE IT FURTHER RESOLVED that the officers and counsel of this corporation are hereby authorized, jointly and severally, to perform and to do such acts and things and to execute and deliver such other agreements, undertakings, documents, instruments, or certificates as such officer or counsel may deem necessary, desirable, or appropriate in order to carry out the intent of the foregoing resolution and to fully perform the obligations of the corporation under the agreements executed and delivered on behalf of the corporation pursuant to such resolution; and

BE IT FURTHER RESOLVED that the resolution on this subject adopted by the Board of Directors on December 17, 2003 is hereby superseded.

Exhibit D

Public Policy Committee

RESOLUTION OF THE BOARD OF DIRECTORS OF PG&E CORPORATION

December 15, 2010

BE IT RESOLVED that, effective upon adjournment of this meeting, a Public Policy Committee of this Board of Directors hereby is established to consist of at least two directors, one of whom shall be appointed by this Board of Directors as the Committee's chair, and all of whom shall satisfy independence and qualification criteria established by this Board of Directors, as set forth in this corporation's Corporate Governance Guidelines; and

BE IT FURTHER RESOLVED that the basic responsibility of the Public Policy Committee shall be to advise and assist this Board and the Board of Directors of Pacific Gas and Electric Company with respect to public policy and corporate responsibility issues which could affect significantly the interests of the customers, shareholders, or employees of this corporation or its subsidiary companies (hereinafter referred to as "the corporation"). More specifically, the Public Policy Committee shall:

1. Review (a) the corporation's policies and practices to protect and improve the quality of the environment,' including, but not limited to, the corporation's climate change policies and programs, and (b) information relating to the corporation's compliance with applicable environmental and hazardous waste management standards and regulations.

2. Review the corporation's policies and practices with respect to charitable and community service organizations and activities, and recommend to the Boards of Directors annual budgets for contributions by the corporation to non-profit organizations.

3. Review the corporation's policies and practices with respect to diversity, inclusion, and workforce development.

4. Review the corporation's policies and practices with respect to development of diverse suppliers to this corporation, as required to be reported to the California Public Utilities Commission and other government agencies.

5. Review significant societal, governmental, and environmental trends and issues which may affect the corporation's operations, and advise the Boards of Directors regarding plans and programs with respect thereto.

6. Review the corporation's political contributions. Recommend Board approval limits for political contributions to federal, state, and local candidates, measures, and initiatives. Recommend Board approval limits for funding political action committees and other organizations that may engage in activities involving elections. At the direction of the Public Policy Committee, an annual report detailing political contributions of the corporation during the preceding year will be prepared and made available to the full Boards of Directors at the beginning of each calendar year.

7. Report regularly to the Boards of Directors on the Committee's deliberations and actions taken.

BE IT FURTHER RESOLVED that this Public Policy Committee shall fix its own time and place of meetings and shall prescribe its own rules of procedure; and

BE IT FURTHER RESOLVED that, unless otherwise designated by the Committee, the Corporate Secretary of this corporation, or an Assistant Corporate Secretary, shall serve as secretary to the Public Policy Committee; and

BE IT FURTHER RESOLVED that the resolution on this subject adopted by this Board on June 18, 2008, is hereby superseded.

Exhibit E

PG&E Corporation Audit Committee

RESOLUTION OF THE
BOARD OF DIRECTORS OF
PG&E CORPORATION

September 17, 2013

BE IT RESOLVED that, effective immediately, an Audit Committee of this Board of Directors hereby is established to consist of at least three directors, one of whom shall be appointed by this Board of Directors as the Committee's chair; and

BE IT FURTHER RESOLVED that all members of the Committee shall satisfy applicable audit committee independence and qualification requirements established by the Securities and Exchange Commission and any stock exchange on which securities of this corporation or Pacific Gas and Electric Company are traded, including the requirement that the Board of Directors affirmatively determine whether the members are "independent," with reference to any appropriate categorical or other standards established by the Board as may be set forth in this corporation's Corporate Governance Guidelines; and

BE IT FURTHER RESOLVED that any member of the Committee must inform the Board of Directors if he or she serves on the audit committee of three or more public companies (other than this corporation and its subsidiaries) and the Board of Directors must affirmatively determine that such service does not impair the ability of such member to serve effectively on the Audit Committee in order for that member to continue serving on the Committee; and

BE IT FURTHER RESOLVED that the basic purpose and responsibility of the Audit Committee shall be to advise and assist this Board in fulfilling its responsibilities for this corporation and its subsidiaries and affiliates in connection with monitoring the integrity of this corporation's financial statements, financial and accounting practices, internal controls, performance of external and internal auditors, independence and qualification of the independent auditors, business ethics, and compliance with legal and regulatory requirements. The Audit Committee shall oversee these areas for this corporation and all of its controlled subsidiaries and affiliates, and, to the extent practicable, for any of this corporation's subsidiaries and affiliates that it does not control. The Audit Committee shall be directly responsible for the appointment, replacement, compensation, and oversight of the work of the independent auditors, and the independent auditors shall report directly to the Audit Committee. More specifically, the Audit Committee shall:

1. Satisfy itself as to the independence of the independent auditors.

2. Appoint this corporation's independent auditors, which the Board of Directors has the authority to submit to shareholders for ratification.

3. Review and evaluate the independence, qualifications, and performance of the independent auditors, including (a) reviewing the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight

Board regarding the independent auditor's communications with the Audit Committee concerning independence, (b) discussing with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, (c) reviewing, at least annually, the independent auditors' reports regarding quality control procedures, including any material issues raised by internal quality control or peer reviews or by inquiries or investigations by governmental or professional authorities during the past five years with respect to independent audits performed by the independent auditors, as well as any steps taken to address such issues, (d) reviewing and evaluating the lead partner of the independent auditors, and (e) assuring regular rotation of the lead audit partner as required by law.

4. Review and recommend to the Board the results of such evaluation of the independent auditors and any action the Audit Committee deems appropriate based on the evaluation, including considering whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself.

5. Review and act upon the scope of the independent audit, including the terms of engagement and compensation of the independent auditors, pre-approve any audit and non-audit services to be performed by the independent auditors, and delegate to one or more independent members of the Committee the authority to pre-approve auditing and non-audit services provided by the independent auditors, and any such pre-approvals must be presented to the full Audit Committee at the next regularly scheduled Committee meeting.

6. Set clear hiring policies with respect to employees or former employees of the independent auditors.

7. Review the adequacy and direction of the internal audit function, including the appointment and replacement of the senior internal auditor.

8. Review the adequacy of the internal controls of this corporation and its subsidiaries and affiliates (in consultation with the independent auditors and the senior internal auditor).

9. Meet to review and discuss with management and the independent auditors, prior to issuance, the audited consolidated annual and interim financial statements of this corporation and its subsidiaries (the "Financial Statements"), including reviewing this corporation's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

10. Meet separately with management, the independent auditors, and the senior internal auditor at each meeting at which the Audit Committee reviews and discusses with management and the independent auditors, prior to issuance, the Financial Statements, and at other meetings at the discretion of the Chair of the Committee.

11. Discuss with management and the independent auditors any significant financial reporting, accounting, and audit issues and judgments (including any report or other analyses rendered by the independent auditors or management in connection with the Financial Statements) pertinent to the preparation of the Financial Statements, including the quality of this corporation's accounting principles, and any audit problems or difficulties, any significant changes in this corporation's selection or application of accounting principles, any effect of off-balance sheet structures, any special audit steps adopted in light of material control

deficiencies, and any major issues as to the effects of alternative generally accepted accounting principles (GAAP) methods on the Financial Statements.

12. Discuss with the independent auditors matters required by Auditing Standard No. 16 (and, to the extent applicable, Statement on Auditing Standards No. 61), as may be modified or supplemented, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, any significant disputes between management and the independent auditors that arose in connection with the preparation of the Financial Statements, and management's response.

13. Receive, prior to this corporation's filing of an audit report with the Securities and Exchange Commission, (a) the independent auditors' report on all critical accounting policies and practices to be used, (b) the independent auditors' report on all alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and (c) other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

14. Review disclosures made by the principal executive officer and principal financial officer in connection with the officer certifications required for this corporation's annual report on Form 10-K and the quarterly reports on Form 10-Q, regarding all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect this corporation's ability to record, process, summarize, and report financial information, or any fraud that involves management or other employees who have a significant role in the corporation's internal control over financial reporting.

15. Based on its review and discussion with the independent auditors and management, recommend to the Board of Directors that the audited financial statements be included in this corporation's annual report on Form 10-K.

16. Review and oversee related party transactions involving this corporation.

17. Receive reports from attorneys (including the chief legal officer) that represent or have represented this corporation, about certain information regarding credible evidence of material violations of securities law or material breach of duty to the corporation, by the corporation and its agents.

18. Establish procedures for (a) the receipt, retention, and treatment of complaints received by this corporation regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of the corporation of concerns regarding questionable accounting or auditing matters.

19. Prepare the Audit Committee's report that is filed with this corporation's annual proxy statement.

20. (a) Review legal and regulatory matters that may have a material impact on the consolidated financial statements of this corporation and its subsidiaries, including regulatory and accounting initiatives. (b) Discuss with management the corporation's programs to monitor

compliance with laws, regulations, policies, and programs. (c) Review the corporation's statements of policy concerning conflicts of interest and general business ethics (including the codes of business conduct and/or ethics).

21. (a) Discuss this corporation's guidelines and policies that govern the processes by which major risks are assessed and managed. (b) Discuss the major financial risk exposures and the overall steps that management has taken to monitor and control such exposures. (c) To the extent that any aspect of risk assessment and management is delegated to another committee of the Board, the Audit Committee shall generally review the processes by which such risk assessment and management are undertaken.

22. Discuss the types of information to be disclosed and the types of presentation to be made in connection with this corporation's earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information) and financial information and earnings guidance provided to analysts and rating agencies.

23. Review periodically, and no less than annually, expense reimbursements paid to the Chairman of the Board, the Chief Executive Officer, and the President, if those positions are filled, and to such other officers of this corporation and its subsidiaries and affiliates as may be deemed appropriate by the Committee.

24. Serve as a channel of communication between the independent auditors and the Board of Directors and between the senior internal auditor and the Board, and report regularly to the Board on the Committee's deliberations and actions taken, and any issues that arise concerning the quality or integrity of the Financial Statements, compliance with legal or regulatory requirements, performance and independence of the independent auditors, or performance of the internal auditors.

25. Review and reassess annually the adequacy of the Audit Committee's charter as set forth in this resolution and perform an annual evaluation of the Committee's performance.

BE IT FURTHER RESOLVED that the Audit Committee shall have the authority to obtain advice and assistance from outside legal, accounting, or other advisors, as the Committee deems necessary or appropriate, without requiring Board approval; and

BE IT FURTHER RESOLVED that this corporation shall provide appropriate funding for the Audit Committee, as determined by the Committee, in the Committee's capacity as a committee of the Board of Directors, for payment of (a) compensation to any independent auditors, (b) compensation to any advisors, and (c) ordinary administrative expenses that are necessary or appropriate for carrying out its duties; and

BE IT FURTHER RESOLVED that the Audit Committee shall fix its own time and place of meetings and, by a majority vote of its members, and subject to the California Corporations Code and this corporation's Articles of Incorporation and Bylaws, shall prescribe its own rules of procedure; and

BE IT FURTHER RESOLVED that officers of this corporation shall attend meetings of the Audit Committee only upon the express invitation of the Chair of the Audit Committee; and

BE IT FURTHER RESOLVED that, unless otherwise designated by the Committee, the Corporate Secretary of this corporation, or an Assistant Corporate Secretary, shall serve as secretary to the Audit Committee; and

BE IT FURTHER RESOLVED that the resolution on this subject adopted by the Board of Directors on December 6, 2011 is hereby superseded.

Exhibit F

Nuclear, Operations, and Safety Committee

RESOLUTION OF THE
BOARD OF DIRECTORS OF
PG&E CORPORATION

December 6, 2011

BE IT RESOLVED that the Board of Directors hereby establishes a Nuclear, Operations, and Safety Committee of this Board, to consist of at least three directors, one of whom shall be appointed as the Committee's chair, and all of whom shall satisfy independence and qualification criteria established by this Board of Directors, as set forth in this corporation's Corporate Governance Guidelines; and

BE IT FURTHER RESOLVED that the basic responsibility of the Nuclear, Operations, and Safety Committee shall be to advise and assist this Board and the Board of Directors of Pacific Gas and Electric Company (the "Utility") with respect to the oversight and review of (i) significant safety (including public and employee safety), operational performance, and compliance issues related to the Utility's nuclear, generation, gas and electric transmission, and gas and electric distribution operations and facilities ("Operations and Facilities"), and (ii) risk management policies and practices related to such Operations and Facilities. This role is one of oversight and in no way alters management's authority, responsibility, or accountability. More specifically, with respect to such Operations and Facilities, the Nuclear, Operations, and Safety Committee shall, among other things:

1. Review significant policies and issues related to safety, operational performance, and compliance.

2. Review with management the principal risks related to or arising out of the Utility's Operations and Facilities (including risks that are identified through the corporation's enterprise risk management program and that are selected in consultation with this Board of Directors, the Board of Directors of the Utility, and their respective committees, as applicable), and assess the effectiveness of the Utility's program to manage or mitigate such risks, including with respect to:

    a. the safe and reliable operation of any nuclear facilities owned by the Utility;

    b. integrity management programs for the Utility's gas operations and facilities; and

    c. asset management programs for the Utility's electric operations and facilities.

3. Review and discuss how the Utility can continue to improve its safety practices and operational performance.

4. Review and discuss the results of the Utility's goals, programs, policies, and practices with respect to promoting a strong safety culture.

5. Review the impact of significant changes in law and regulations affecting safety and operational performance.

6. Advise the Compensation Committee on appropriate safety and operational goals to be included in executive compensation programs and plans.

7. Report regularly to the Boards of Directors on the Committee's deliberations and actions.

BE IT FURTHER RESOLVED that the members of the Nuclear, Operations, and Safety Committee shall periodically visit the Utility's nuclear and other operating facilities; and

BE IT FURTHER RESOLVED that the Nuclear, Operations, and Safety Committee shall fix its own time and place of meetings and shall, by a majority vote of its members, and subject to the California Corporations Code and this corporation's Articles of Incorporation and Bylaws, prescribe its own rules of procedure; and

BE IT FURTHER RESOLVED that the Nuclear, Operations, and Safety Committee shall have the right to retain or utilize, at this corporation's expense, the services of such firms or persons as the Committee deems necessary or desirable to assist it in exercising its duties and responsibilities; and

BE IT FURTHER RESOLVED that, unless otherwise designated by the Committee, the Corporate Secretary of this corporation, or an Assistant Corporate Secretary, shall serve as secretary to the Nuclear, Operations, and Safety Committee.

Exhibit G

Finance Committee

RESOLUTION OF THE
BOARD OF DIRECTORS OF
PG&E CORPORATION

September 17, 2013

BE IT RESOLVED that, effective immediately, a Finance Committee of this Board of Directors hereby is established to consist of at least three directors, one of whom shall be appointed by this Board of Directors as the Committee's chair, and all of whom shall satisfy independence and qualification criteria established by this Board of Directors, as set forth in this corporation's Corporate Governance Guidelines; and

BE IT FURTHER RESOLVED that the basic responsibility of the Finance Committee shall be to advise and assist this Board and the Board of Directors of Pacific Gas and Electric Company (the "Utility") with respect to the financial and capital investment policies and objectives of this corporation, the Utility, and their respective subsidiary companies (hereinafter referred to as "the Corporation"), including specific actions required to achieve those objectives. More specifically, the Finance Committee shall:

1. Review the Corporation's long-term financial and investment plans and strategies, including the Corporation's investment objectives and current and projected financial results of operations;

2. Review and make recommendations to this Board of Directors and the Board of Directors of the Utility regarding the Corporation's annual financial plans;

3. Review and make recommendations to this Board of Directors and the Board of Directors of the Utility regarding the Corporation's dividend policy;

4. Review short-term and long-term financing plans;

5. Review and make recommendations to this Board of Directors and the Board of Directors of the Utility regarding any proposed capital project which is required to be approved by the respective Board of Directors;

6. Review and make recommendations to this Board of Directors and the Board of Directors of the Utility with respect to any proposal by the Corporation to divest, in any manner, any asset, investment, real or personal property, or business interest if such divestiture is required to be approved by the respective Board of Directors;

7. Review and make recommendations to the Board of Directors regarding strategic plans and initiatives, including potential investments in businesses, joint ventures, mergers, acquisitions, and other business combinations involving the Corporation;

8. Review major commercial banking, investment banking, financial consulting, insurance, and other financial relationships of the Corporation;

9. Discuss (a) the Corporation's major financial risk exposures associated with (i) energy commodities and derivatives, (ii) merger and acquisition transactions considered by this Committee, and (iii) selected risks that are identified in consultation with this Board of Directors, the Board of Directors of the Utility, and their respective committees, as applicable, and assigned by the Audit Committee to this Committee for discussion and oversight, including non-operational risks identified through the Corporation's enterprise risk management program, and (b) the overall steps that management has taken to monitor and control such exposures;

10. Advise and make recommendations to this Board of Directors, the Board of Directors of the Utility, and the board of directors of any of their respective subsidiaries with respect to the use of derivative instruments, which may include, without limitation, any election to use the Dodd-Frank Wall Street Reform and Consumer Protection Act's End-User Exception; and

11. Report regularly to this Board of Directors and the Board of Directors of the Utility, as appropriate, on the Committee's deliberations and actions taken.

BE IT FURTHER RESOLVED that the Finance Committee shall fix its own time and place of meetings and, by a majority vote of its members, and subject to the California Corporations Code and this corporation's Articles of Incorporation and Bylaws, shall prescribe its own rules of procedure; and

BE IT FURTHER RESOLVED that, unless otherwise designated by the Committee, the Corporate Secretary of this corporation, or an Assistant Corporate Secretary, shall serve as secretary to the Finance Committee; and

BE IT FURTHER RESOLVED that the resolution on this subject adopted by the Board of Directors on December 6, 2011 is hereby superseded.